Exhibit 99.1

POSCO HOLDINGS The 58th Ordinary General Meeting of Shareholders - Reference Material – posco HOLDINGS

Contents 1. GSM Overview 02 2. Agenda Description (1) – Financial Statements 04 3. Agenda Description (2) – Partial amendment of the Articles of Incoporation 10 4. Agenda Description (3~6) – Director Appointment 18 5. Agenda Description (7) – Director Compensation Limit 27 DISCLAIMER This presentation has been compiled by POSCO HOLDINGS with the objective to share information; hence information offered should be referenced exclusively to make assessment on investment. Unless otherwise indicated, the financial information herein presents K-IFRS-based consolidated financial performance. The presentation may contain forward-looking statements, such as projections, estimates, expectations, plans and targets regarding market conditions, financials and business environment, as well as the Company’s business plans and strategies. The statements are based on assumptions and judgement made as of the date on which this document was compiled. Actual outcome may differ materially from those contained in this presentation, resulting from various factors, e.g., changes in external environment, revision to management strategies. Such forward-looking information is subject to change without prior notice. The Company does not guarantee the accuracy and/or the completeness of the information herein, nor does it make any guarantee or warranty, express or implied. The Company shall not be held liable for any loss arising from the use of this material, which cannot be used as evidence to seek legal responsibility. This material, in part or in whole, may not be reproduced, distributed, cited or transmitted in any form without the prior written consent of the Company.

1. General Shareholder Meeting (GSM) Overview [GRAPHIC APPEARS HERE] GSM Convocation Notice & Agenda Items List

Convocation Notice of General Shareholders Meeting (GSM) With wishes for your success and the well-being of your family, meeting notice is hereby given that, pursuant to Article 20 of the Articles of Incorporation, the 58th Annual General Meeting of Shareholders of POSCO Holdings Inc. will be convened as follows. ◾ Date : 09:00 (KST), Thursday, March 24, 2026 ◾ Place : Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea ◾ Agenda Items Agenda Description Item 1 Approval of Financial Statements for the 58th FY Item 2 Partial Amendments to the Articles of Incorporation 2-1 Title Change to Independent Director 2-2 Increase Audit Committee Members to be Separately Appointed 2-3 Expand Voting Restrictions per the Appointment/Dismissal of Audit Committee Members 2-4 Introduce Electronic GSM 2-5 Delete Provision Regarding Separate Cumulative Voting Item 3 Appointment of Inside Director Item 4 Appointment of Non-Standing Director Item 5 Appointment of Outside Director Item 6 Appointment of Outside Director to Serve on the Audit Committee Item 7 Approval of Director Remuneration Limit 03

2. Agenda Description (1) – Financial Statements Agenda Item 1 : Approval of the 58th Financial Statements

Agenda Item 1 : Approval of the 58th Financial Statements ◾ In accordance withArticle 449 of the Commercial Act, the Company hereby presents the 58th financial statements, prepared in compliance with applicable accounting standards, to our shareholders and stakeholders, and respectfully seek your approval. 3-year Operating Performance & Financials (consolidated) (KRW 100 mil.) 58th FY 57th FY (Jan. 1 ~ Dec. 31, 2024) 56th FY (Jan. 1 ~ Dec. 31, 2023) (Jan. 1 ~ Dec. 31, 2025) YoY Revenue 690,949 35,932 726,881 771,272 Gross Margin 51,661 2,469 54,129 64,169 Operating Profit 18,271 3,465 21,736 35,314 Profit Margin (%) 2.6 0.4p 3.0 4.6 Current Net Income 5,044 4,432 9,476 18,458 57th FY (Dec. 31, 2024) 56th FY (Dec. 31, 2023) 58th FY (Dec. 31, 2025) YoY Asset 1,051,924 +17,882 1,034,042 1,009,454 Current Asset 434,839 5,460 440,299 462,123 (cash on hand) (155,925) +7,904 (148,021) (179,072) Non-current Asset 617,085 +23,342 593,743 547,331 Debt 428,147 +8,609 419,538 412,815 (loans) (284,920) +24,946 (259,974) (259,704) Equity 623,777 +9,273 614,504 596,639 Debt Ratio(%) 68.6 +0.3p 68.3 69.2 05

FY2025 Financial Highlights

- **Despite the recovery of steel business profits in 2025, YoY OP fell by *KRW* 0.4 tril., due to declines in RBM[1] and Construction businesses.**
  - (Steel) Despite sales volume fall due to tighter U.S. and Europe export regulations and low domestic demand, profitability was supported improved **mill margins** through lower raw material input costs
  - (Rechargeable Battery Mtrl.) P-Future M performance fell due to termination of EV subsidies (Sept. '25) in U.S. and price undercutting of Chinese anodes; profitability also profitability was also pressured by to fixed ramp-up costs incurred in new production facilities.
  - (Infra) P-E&C incurred additional costs due to work stoppage resulting from the Shinansan Line incident; the non-recurring costs led to significant operating loss.
- **KRW 7 tril. CAPEX administered to reinforce its core competitiveness in steel and to secure RBM market leadership.**
  - (Steel) Storage yards at both works enclosed to be eco-friendly; new EAF[3] installed and underforming 3Finex made efficient to be cost-competitive.
  - (Rechargeable Battery Mtrl.) P-Argentina Lithium Phase 2 (25Ktpa) investment; CAM[4] JV Phase 2 (30Kt) expansion in Canada; nickel dry smelting investment in Tsingshan JV (26Kt) in Indonesia
  - (Infra) Palm farm acquired (Indonesia); volume expansion at Senex (Australia) and across gas fields (Myanmar); LNG terminals added (Korea)
- **Low-performing projects and non-essential assets restructured to enhance asset efficiency**
  - Asset efficiency was improved through divestments of non-essential and underperforming assets, while portfolio realignment toward future growth engines accelerated (73 projects completed in 2024–2025, generating KRW 1.8 tril.)

1)RBM: Rechargeable Battery Materials 2) EAF: Electric Arc Furnace 3)CAM: Cathode Active Materials


Income
Revenue
OP
OP Margin
(KRW trillion)
76.3
84.7
77.1
72.7
69.1
9.2
4.9
3.5
2.2
1.8
12.1%
5.7%
4.6%
3.0%
2.6%
'21
'22
'23
'24
'25


Financials
Net Debt
EBITDA
Net Debt Ratio
(KRW trillion)
6.5%
9.6%
13.5%
18.2%
20.7%
3.6
12.8
5.6
8.5
8.1
7.4
11.2
6.2
12.9
6.0
'21
'22
'23
'24
'25

06

FY2025 Shareholder Returns ◾ Funded by 50-60% of the separate annual FCF, basic dividend (KRW 10K/share) is paid; any remaining funds are used for additional shareholder returns. - Define shareholder return policy standards based on FCF that reflects investment needs in future growth projects, and ensure unhindered implementation of the growth strategies. - ‘Basic Dividend’ policy addresses the shareholder return variability risk that often results from FCF uncertainty. ◾ Pursuant to the 2025 Shareholder Return Policy, the company approved a cash dividend of KRW 10,000 per share (consolidated dividend payout ratio: 115%). - To make quarterly payout of KRW 2,500/share for each of the first 3 quarters, and to make an additional year-end payout of KRW 2,500/share. (fund total: KRW 756.2 billion) ◾ A policy is in practice to ensure that any buyback of treasury stocks made with the goal to enhance shareholder value shall be cancelled, with the exception of funding employee benefits. - In July 2024, proceeds totaling KRW 100 billion generated from selling non-essential assets funded the repurchase treasury shares that were immediately cancelled. ◾ Based on the plan to cancel 6% of our treasury shares in phases between ’24 to ’26, 4% has been completed; another 2% will be cancelled in 2026. 1) Treasury share cancellation is based on market value 2) ? 2026 payout can change based on the new Interim Return Policy (‘26-’28) 07

FY2025 ESG Management Update

- **The HyREX demonstration project is progressing as planned, while construction of the Gwangyang EAF is accelerating, with start-up targeted for 2026.**
  - **300Kt-capacity HyREX demo plant has begun construction** to be operational in 2028 and at commercial scale by 2030.
  - To address the national energy policy, customer demands and CBAM, **GY EAF to be operational in 2026.**
    - * HyREX demo project clears MOTIE's pre-FS (Jun. '25), acquiring *KRW* 308.8 bil. in project funding
    - * 'EAF-BF Hybrid Mixing Technology' chosen by MOFE as new growth/source technology (Jan. '26)
- **By defining and practicing globally aligned group-wide human rights (Hr) management standards, Hr risks are proactively addressed and improved.**
  - Human Rights Declaration enacted across the group; CEOs of key affiliates jointly sign to proclaim commitment (Feb. '25), P-HOLDINGS presides over the '**Group Human Rights Management Council**' arranged half-yearly.
  - **Hr Impact Assessment regularized** for 7 domestic businesses (from Mar. '25); a One-stop Grievance Mechanism set up to operate across the group (from Sept. '25)
  - Impact Assessment scope expanded 7 local sites → 9 local sites and overseas locations (from Jan. '26)
- **ESG issues are discussed at C-level management meetings and with the Board; key achievements are linked to performance evaluation of the affiliates, thereby shoring up the importance of ESG management.**
  - Board-level ESG Session arranged (yearly); CEO hosts 'Group ESG Council'; affiliates brief the Board quarterly on carbon & safety plan & outcome.
  - ESG is an essential KPI in affiliates' management evaluation; core ESG indices, e.g., decarbonization, safety, directly tied to management comp.
- **As a result, POSCO HOLDINGS is recognized as a global ESG leader by local and international rating agencies.**

POSCO HOLDINGS ESG Ratings

한국ESG기준원	MSCI	SUSTAINALYTICS	ISS	World Benchmarking Alliance
Overall A+ rating (E(A); S(A+); G(A+))	A Rating	Top 4% in Steel Business (23.2 points)	Quality Score E(2nd)/S(1st)/G(1st)	Top Performer in just transition

08

FY2025 Safety Management System Update

LTIFR[1]
((No. of lost time injuries) x 1 mil./total hours worked)


POSCO HOLDINGS and affiliates[2]
0.74
0.54
0.68
0.79
'22
'23
'24
'25

1) Lost Time Injury Frequency Rate
2) No. of companies: 24 domestic, 41 overseas (incl. relevant contractors)

Serious accidents
(No. of deaths)


POSCO HOLDINGS and affiliates
9
4
1
2
5
9
'20
'21
'22
'23
'24
'25

Accident rate
(%, No. of accident victims[3]/No. of workers covered by Workers' Comp× 100)


Korean companies[4]
POSCO HOLDINGS and affiliates
0.65
0.66
0.67
0.09
0.1
0.14
0.15
'22
'23
'24
'25

3) No. of workers removed from work for 1 day or more
4) (Source) Ministry of Employment and Labor

- **In 2025, CEOs of POSCO's group of companies sponsored rigorous safety inspections to foster a 'Safety First' culture.**
  - **CEO-sponsored group-wide Safety Assessment Meeting and unscheduled construction site inspections** have conveyed a strong message of their commitment to a culture of 'zero tolerance safety' (Aug.-Oct. '25)
  - Each affiliate mobilized individual and self-directed Emergency Safety Operation Modes, triggering **'Temporary Work Stoppage'** and/or
- In August '25, 'Group Safety Innovation TF' was established to report to the CEO. **By assessing safety management at key operation sites, a comprehensive disaster prevention measure was compiled across the group.**
  - The Group Safety TF pooled opinions from external consultants (academic, professional) and identified **'Comprehensive Disaster Prevention Measures (CDPM)' and 40 corrective action items** (Oct. '25)

    * Composition of CDPM: ① Labor view: expand participation; ② Company-led: improve systems; ③ Together: enhance on-site operability
- **The assessment of safety practices at POSCO group performed by globally-recognized safety consulting firms helped to promote a stronger culture of safety across key affiliates.**
  - **Safety management collaboration MOUs** were signed with **dss+ and SGS,** global top-tier safety firms who will offer safety consulting services (Sep.-Dec. '25)
  - **Launched POSCO Safety Solution** (Sep. '25), a company that specializes in safety, to bring professional safety knowhow inhouse, **perform regular safety assessments,** and to prescribe enhancement roadmaps customized to each operating company.

    * dss+ : previously Dupont's Safety consulting firm, SGS(Société Générale de Surveillance): world's largest inspection, validation and testing service provider
- **A safety management system has been designed by reinforcing the organizational safety skills, linking safety to compensation, and by affecting structural change in subcontracting practices.**
  - Safety teams have been upgraded to C-level (CSO, Division) organizations at key affiliates, and safety is a priority KPI for all executive-level performance evaluations.
  - To eradicate illegal subcontracting, the head of POSCO's Purchasing Division leads a council to fix contract terms and to **abolish the 'lowest bidder wins' practice.**

09

2. Agenda Description (2) – Partial Amendment of the Articles of Incorporation (AOI) Agenda item 2: Partial Amendments of the AOI Item 2-1 Title Change to Independent Director Item 2-2 Increase Audit Committee Members to be Separately Appointed Item 2-3 Expand Voting Restrictions per the Appointment/Dismissal of Audit Committee Members Item 2-4 Introduce Electronic GSM Item 2-5 Delete Provision Regarding Separate Cumulative Voting

Item 2-1 : Title Change to Independent Director ◾ In the 2025 amended Commercial Act, with the goal to strengthen the independence of the Board of Directors of listed companies, the Act has revised the existing ‘Outside Director’ system into an ‘Independent Director’ framework. Given this transition, outside directors appointed under the former Commercial Act shall be deemed independent directors under the amended Act. ◾ To ensure consistency between statutory terminology and the Company’s Articles of Incorporation (“AOI”) and to prevent confusion among shareholders and stakeholders, we resolve to amend the title of ‘Outside Director’ to ‘Independent Director’ in our AOI and to revise all relevant provisions. Before Amendment After Amendment Reason Article 27. Number of the Directors Article 27 (Number of the Directors) The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Outside Directors shall constitute the majority of the total number of the Directors. The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Independent Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Independent Directors shall constitute the majority of the total number of the Directors. Article 30. Recommendation of Candidate for Outside Directors (1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31. (2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation. The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director. Article 30 (Recommendation of Candidate for Independent Directors) (1) A candidate for Independent Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31. (2) A shareholder holding voting shares of the Company may recommend a candidate for Independent Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation. (3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Independent Director.  Title change aligned to Commer cial Act amendm ent Article 31. Qualification for Candidate for Outside Directors Article 31 (Qualification for Candidate for Independent Directors) An Outside Director must have sufficient and professional knowledge or experience in the areas of industry, finance, education, law, accounting and public administration and also must be qualified under the relevant laws. An Independent Director must have sufficient and professional knowledge or experience in the areas of industry, finance, education, law, accounting or public administration and also must be qualified under the relevant laws. 11

Item 2-1 : Title Change to Independent Director Before Amendment After Amendment Reason Article 35. By-Election (2) In the event that the number of Outside Directors is less than a majority of total number of Directors due to death or resignation of Outside Directors or for any other reason, Outside Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Outside Directors to constitute a majority of total number of Directors. Article 35 (By-Election) (2) In the event that the number of Independent Directors is less than a majority of total number of Directors due to death or resignation of Independent Directors or for any other reason, Independent Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Independent Directors to constitute a majority of total number of Directors.  Title revision based on Commercial Act amendment Article 36. Remuneration of Directors (3) The Company may pay to Outside Directors for expenses incurred during performance of services as required of Outside Directors. Article 36 (Remuneration of Directors) (3) The Company may pay to Independent Directors for expenses incurred during performance of services as required of Independent Directors.  Article 40. Chairman of the Board of Directors (1) The Chairman of the Board shall be appointed by the resolution of the Board of Directors among Outside Directors. (3) In the event that the Chairman of the Board cannot preside at a Meeting of the Board of Directors, Outside Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as Chairman of the Board. Article 40 (Chairman of the Board of Directors) (1) The Chairman of the Board shall be appointed by the resolution of the Board of Directors among Independent Directors. (3) In the event that the Chairman of the Board cannot preside at a Meeting of the Board of Directors, an Independent Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as Chairman of the Board.  Article 48. Constitution and Appointment of Members of Audit Committee (1) The Audit Committee of the Company shall consist of three (3) or more Directors. All of the members shall be elected from among the Outside Directors. Article 48 (Constitution and Appointment of Members of Audit Committee) (1) The Audit Committee of the Company shall consist of three (3) or more Directors, all of whom shall be Independent Directors.  12

Item 2-1 : Title Change to Independent Director Before Amendment After Amendment Reason New Addenda ADDENDA (March 24, 2026) Article 3 (Transitional Measures for Voting Restrictions for Election and Dismissal of Independent Directors and Audit Committee Members) The amended provisions of Articles 27, 30, 31, 35, 36, 40, and 48 shall come into force on July 23, 2026; provided, however, that the amended provision of the second sentence of Article 48, Paragraph (1) shall be effective from the date on which it is approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.  Enforcement Date Addenda 13

Item 2-2 : Increase Audit Committee Members to be Separately Appointed

- Currently, the Board's Audit Committee is comprised of 3 outside directors. Pursuant to the existing Commercial Act (Article 542-12), at least 1 Audit Committee member must be elected separately from other directors at the General Meeting of Shareholders.
- The 2025 Commercial Act amendment (effective Sept. 10, 2026) expands the number of Audit Committee members mandated to large listed companies to be appointed in a separate election process from one to two. To be compliant with the revised Act, the Company resolves to increase the number of Audit Committee memebers to be appointed in an election separated from that of other directors to two(2) in our Articles of Incorporation (AOI). This amendment of the AOI duly reflects the legislative intent to enhance the independence of the Audit Committee and protect the rights and interest of minority shareholders and ensures unhindered transition to the updated governance scheme.
- At the upcoming Ordinary General Meeting of Shareholders, we plan to hold a separate election to appoint as members of the Audit Committee Mr. Sung Wook Park (current Audit Committee member, appointed in a separate election in Mar. '24, for a 3-year term) and one additional director, thereby implementing the revised Audit Committee governance scheme, as intended by the amended Act.

Before Amendment	After Amendment	Reason
Article 48. Constitution and Appointment of Members of Audit Committee (1) The Audit Committee of the Company shall consist of three (3) or more Directors. All of the members shall be elected from among the Outside Directors.	**Article 48 (Constitution and Appointment of Members of Audit Committee)** (1) The Audit Committee of the Company shall consist of three (3) or more Directors, **all of whom shall be Independent Directors. After Directors are elected at a General Meeting of Shareholders, the Company shall appoint the members of the Audit Committee from among the elected Directors; provided, however, that two (2) members of the Audit Committee shall be elected in a separate electrion from that of other directors, by a resolution of the General Meeting of Shareholders to also serve on the Audit Committee.**	AOI amendment to raise the number of Audit Committee members to be separately appointed
New Addenda	**ADDENDA (March 24, 2026)** **Article 3 (Transitional Measures for Voting Restrictions for Election and Dismissal of Independent Directors and Audit Committee Members)** The amended provisions of Articles 27, 30, 31, 35, 36, 40, and 48 shall come into force on July 23, 2026; provided, however, that the amended provision of the second sentence of Article 48, Paragraph (1) shall be effective from the date on which it is approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.	Enforcement Date Addenda

14

Item 2-3 : Expand Voting Restrictions per the Appointment/Dismissal of Audit Committee Members ◾ The 2025 amendment to the Commercial Act enhances unity of the regulations regarding the appointment and dismissal of Audit Committee members (directors to serve on the Audit Committee) to strengthen independence and protect minority shareholders. Under the revised framework, voting rights are limited to 3% per shareholder, and for the largest shareholder, shares held by affiliated persons are aggregated regardless of whether the candidate is an outside director. ◾ Accordingly, the Company will revise ‘3% Rule’ provisions in its AOI to align with the legislative intent and terminology. This revision does not alter the fundamental principle of the 3% Rule but does add clarity to the scope of shares aggregation for the largest shareholder in accordance with the law. ◾ As of now, the National Pension Service (NPS) is the only shareholder that owns more than 3% of the Company’s issued shares. In addition, since the Audit Committee consists entirely of outside directors, the practical impact of this revision on voting rights at general meetings is expected to be limited. Before Amendment After Amendment Reason Article 48 (Constitution and Appointment of Members of Audit Committee) (2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing a member of the Audit Committee, a shareholder holding more than three percent (3%) of the Company’s issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion. Article 48 (Constitution and Appointment of Members of Audit Committee) (2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing or dismissing a member of the Audit Committee, a shareholder holding more than three percent (3%) of the Company’s issued and outstanding shares with voting rights (if such shareholder is the largest shareholder, for calculating the number of shares held by the largest shareholder, his/her shares, along with those owned by his/her specially related person(s), and other person(s) specified by the Enforcement Decree of the Korean Commercial Code, shall be added up together) shall not be entitled to exercise his voting rights for that excess portion. Explicit language to restrict voting beyond 3% voting shares per the appointment /dismissal of Audit Committee members New Addenda ADDENDA (March 24, 2026) Article 3 (Transitional Measures for Voting Restrictions for Election and Dismissal of Independent Directors and Audit Committee Members) The amended provisions of Articles 27, 30, 31, 35, 36, 40, and 48 shall come into force on July 23, 2026; provided, however, that the amended provision of the second sentence of Article 48, Paragraph (1) shall be effective from the date on which it is approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.  Enforcement Date Addenda

Item 2-4 : Introduce Electronic General Meeting of Shareholders (GSM) ◾ The 2025 amendment to the Commercial Act (Articles 542-14 and 542-15) permits listed companies to hold electronic shareholder meetings concurrently with in-person meetings at the designated location. For listed companies specified by Presidential Decree based on asset size among other criteria, the concurrent arrangement of electronic meetings becomes mandatory from January 1, 2027. ◾ In preparation for smooth implementation at the effective date, the Company intends to clarify in the Articles of Incorporation the basis for convening electronic general meetings of shareholders and to revise the Articles so that documents evidencing proxy authority may be submitted in written or electronic form in a manner consistent with an electronic meeting environment. ◾ This amendment is intended to enhance shareholders’ convenience in participating in general meetings and to establish, in advance, an institutional framework for the stable operation of electronic general meetings of shareholders. Before Amendment After Amendment Reason Article 19 (Convening of General Meeting of Shareholders) Article 19 (Convening of General Meeting of Shareholders) (5) The Company shall hold General Meetings of Shareholders in a manner that allows some shareholders to participate in and vote on resolutions from remote locations by electronic means, without being physically present at a venue of the meeting.  AOI amended to introduce electronic GSM Article 23. Vote by Proxy (2) A proxy shall submit a document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders. Article 23 (Vote by Proxy) (2) A proxy shall submit a document or an electronic document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.  New Addenda ADDENDA (March 24, 2026) Article 2 (Transitional Measures for a Venue and Method of a General Meeting of Shareholders, and Proxy Voting) The amended provisions of Article 19 and Article 23, Paragraph (2) shall come into force on January 1, 2027.  Enforcement Date Addenda

Item 2-5 : Delete provision regarding separate cumulative voting ◾ Pursuant to Article 382-2 of the Commercial Act, the Company has adopted a cumulative voting system, which grants voting rights equal to the number of directors to be elected. Currently, the AOI mandates that cumulative voting be staged separately for inside and outside directors. ◾ In December 2025, the Ministry of Justice issued an executive interpretation providing that when cumulative voting is arranged, it should be applied collectively to all director candidates. ◾ Accordingly, the Company intends to enhance the legality and compliance of the system’s operation by deleting from the Articles of Incorporation the provisions relating to the separate cumulative voting structure, reflecting the above interpretation and prevailing practice standards. Before Amendment After Amendment Reason Article 28. Election of the Directors and Representative Directors (3) If Directors are appointed by a cumulative voting, the Inside Directors and the Independent Outside Directors are separately considered, and then, the cumulative voting shall apply to each group. Article 28.(Election of Directors and Representative Directors) (Delete) AOI amended to introduce unified cumulative voting New Addenda ADDENDA (March 24, 2026) Article 1 (Effective Date) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.  Enforcement Date Addenda17

2. Agenda Description (3~6) – Director Appointment Item 3 : Appointment of Inside Directors Item 4 : Appointment of LEE, Hee Geun as Non-Standing Director Item 5 : Appointment of KIM, Jooyoun as Outside Director Item 6 : Appointment of KIM, Joon Gi as Outside Director to Serve on the Audit Committee

Item 3 : Appointment of Inside Directors LEE, Ju Tae Candidate for Inside Director 【Basic Info】 - Date of Birth : February 1964  Gender : Male  Nomination type : Re-appointment  Nominated by : BoD  Relationship to the largest shareholder: None - POSCO group related transactions during the past 3 years : None  Financial delinquency, manager of insolvent business or other legal disqualifications : None 【Professional Experience】 Mar. 2025~  Head, Corporate Strategy Division (Representative Director & President), POSCO HOLDINGS INC. Apr. 2024 Head, Corporate Strategy Team (Sr.EVP), POSCO HOLDINGS INC. Mar. 2023  Head, Corporate Planning and Finance Division (Inside Director & Sr.EVP), POSCO Jan. 2021 Head, Purchasing and Investment Division (Sr.EVP), POSCO Jan. 2019 Head of Management Strategy Office (EVP), POSCO Feb. 2018 Representative President (EVP), POSCO Asia (Hong Kong) Mar. 2015 Representative President (Sr.VP), POSCO Asia (Hong Kong) Jul. 2014 Representative President (Sr.VP), POSCO-America (USA) Reasons for Recommendation As Head of the Corporate Strategy Division, Mr. Lee has strengthened the Company’s future growth portfolio by advancing investments in overseas steel production and securing high-quality lithium assets for rechargeable battery materials. His rich knowledge and experience across the Group’s businesses will help to strengthen effective decision-making on key matters and generate outcomes in future businesses.19

Item 3 : Appointment of Inside Directors KIM, Ki Soo Candidate for Inside Director 【Basic Info】 - Date of birth : April 1965  Gender : Male  Nomination type: Re-appointment  Nominated by : BoD  Relationship to the largest shareholder : None - POSCO group related transactions during the past 3 years : None  Financial delinquency, manager of insolvent business or other legal disqualifications : None 【Professional Experience】 Mar. 2024 ~  Head, POSCO N.EX.T Hub, CTO (Inside Director & Sr.EVP), POSCO HOLDINGS INC. Jan. 2024 Head, Technical Research laboratories (Sr.EVP), POSCO Jan. 2020  Head, Low-Carbon Process R&D Center (EVP), POSCO Feb. 2017 Head, Engineering Solution Office (Sr.VP), POSCO Jun. 2014 Head, Research Infrastructure Group (VP), POSCO Reasons for Recommendation As Head of POSCO N.EX.T Hub, Mr. Kim has helped to innovate Corporate R&D system led by the holding company and define the Group’s DX strategy. By leveraging his expertise in steel research and leadership in technology development, Mr. Kim will contribute to reinforcing the Group’s AX and developing advanced technology to outperform competition and secure business competitiveness.20

Item 3 : Appointment of Inside Directors



Chung, Seok Mo **Candidate for Inside Director**

【Basic Info】

- Date of Birth : November 1966 | Gender : Male | Nomination type: New appointment | Nominated by : BoD | Relationship to the largest shareholder : None
- POSCO group related transactions during past 3 years : None | Financial delinquency, manager of insolvent business or other legal disqualifications : None

【Professional Experience】

Dec. 2025 ~	Head, Business Synergy Division (Sr.EVP), POSCO HOLDINGS INC.
Jan. 2025	Head, Industrial Gas Business Unit (EVP), POSCO & (concurrently) President, POSCO ZHONGTAI AIR SOLUTION
Feb. 2022	Head, Industrial Gases Business Project Team (EVP), POSCO
Jan. 2020	Head, LiB Materials Business Office (Sr.VP), POSCO
Jan. 2018	President, eNtoB

Reasons for Recommendation

As Head of the Business Synergy Division, Mr. Chung brings broad experience and deep cross-sector insight across steel, rechargeable battery materials, and industrial gas. He is well positioned to strengthen capabilities in the Group's core businesses and accelerate portfolio and organizational realignment to enhance long-term competitiveness.

21

Item 4 : Appointment of LEE, Hee Geun as Non-Standing Director LEE, Hee Geun Candidate for Non-Standing Director 【Basic Info】 - Date of Birth: December 1962  Gender : Male Nomination type : New appointment Nominated by : BoD Relationship to the largest shareholder : None - POSCO group related transactions during past 3 years : None Financial delinquency, manager of insolvent business or other legal disqualifications : None 【Professional Experience】 Mar. 2025 ~ Representative Director & President, POSCO Nov. 2024 Head, Facilities Competitiveness Enhancement TF Team (Sr.EVP) Mar. 2023 Head, Safety & Environment Division (Inside Director & Sr.EVP) Mar. 2021 Representative Director & President, POSCO M-Tech Jan. 2018 Deputy Head, Pohang Works Iron and Steelmaking Sector (Sr.VP), POSCO As Representative Director of POSCO, Mr. Lee has helped to enhance the fundamental competitiveness and profitability of the steel business. His involvement in the holding company board will reinforce close collaboration with POSCO and significantly assist the board in rational decision-making on various challenges faced by the Group.22

Item 5 : Appointment of KIM, Joo Youn as Outside Director Basic Info Reasons for Recommendation KIM, Joo Youn (Female) With extensive experience in business management and brand operations, Ms. Kim’s career at P&G spans multiple leadership roles, i.e., Representative Director and President of P&G Korea, Global Chief Marketing Officer (CMO) of P&G Grooming, and Vice Chair for Korea/Japan. At P&G Global, Ms. Kim served on the board as the head of the leadership council; after retiring from P&G, she was appointed as outside director to SK Innovation, a Korean company, helping to improve the management and governance structure, i.e., the HR Evaluation and Remuneration Committee, Strategy and ESG Committee. Based on her experience in business management and marketing at a global company and work as an outside director at a Korean company, Ms. Kim will assist board operations by providing insights and help strengthen the Company’s growth and sustainability June 1967 Professional Experience of the Candidate BSM (Age: 58)  New Appointment as Outside Director 【Education】 B.S./M.S. in Biology, Yonsei University 【Key Professional Career】 2023~ Outside Director, SK Innovation Co., Ltd. 2019 ~ 2022 Vice Chair, P&G Korea/Japan & Global Chief Marketing Officer, P&G Grooming 2018 ~ 2019 Vice Chair, P&G Gillette Asia 2016 ~ 2018 Representative Director and president of P&G Korea 2012 ~ 2015 Marketing Director, P&G Asia-Pacific India (EVP) 2011 ~ 2012 Global Brand Franchise Leader, P&G 2005 ~ 2010 Marketing Director, P&G Korea 【Other Info】 - Nominated by : Director Candidate Recommendation Committee Relationship to the largest shareholder : None - POSCO group related transactions during past 3 years : None  Financial delinquency, manager of insolvent business or other legal disqualifications : None ESG / Sustainable managment • Leadership • Risk Management • Industry Experience • Technology, Digital, and Innovation - Finance and Accounting • Law and Public Policy - Global Biz • Business Development and M&A -23

Item 6 : Appointment of KIM, Joon Gi as Outside Director to Serve on the Audit Committee



Basic Info	Reasons for Recommendation
KIM, Joon Gi (Male)	As a law professor and professional expert in international trade and commerce laws and corporate governance enhancement, Mr. Kim has served as arbitrator at domestic and international dispute settlement bodies and as Executive Director at the Hills Governance Center. He is also active in various research projects in international dispute resolution, trade and governance.
May 1965 (Age: 60)	
Re-appointment as Outside Director (Separate Appointment)	Mr. Kim's academic record and expertise gained from his legal practice will provide insights in the business management and board operations, significantly enhancing the Company's international competitiveness in governance.

Professional Experience of the Candidate

【Education】
J.D., Georgetown University Law Center
M.A. in Political Science, Yonsei University
B.A. in Political Science, Columbia University

【Professional Experience】
2023 ~ Outside Director, POSCO HOLDINGS INC.
2024 ~ Co-Chair, International Bar Association(IBA) Asia Pacific Arbitration Group
2021 ~ Member/Alternative member, ICC International Court of Arbitration
2018 ~ Member, Intematinoal Arbitration Committee KCAB International
2013 ~ Arbitrator for the ICSID
2008 ~ Professor of Law, Yonsei University Law School
2022 ~ 2024 President, The Korean Council for International Arbitration (KOCIA)
1998 ~ 2008 Professor, Graduate School of International Studies, Yonsei University
2003 ~ 2007 Executive Director, Hills Governance Center
1995 ~ 1998 Professor of Business Administration, Hongik University
1992 ~ 1995 Attorney, Foley Lardner

【Other info】
- Nominated by : Director Candidate Recommendation Committee | Relationship to the largest shareholder : None
- POSCO group related transactions during past 3 years : None | Financial delinquency, manager of insolvent business or other legal disqualifications : None

BSM

ESG / Sustainable managment	●
Leadership	●
Risk Management	●
Industry Experience	-
Technology, Digital, and Innovation	-
Finance and Accounting	●
Law and Public Policy	●
Global Biz	●
Business Development and M&A	-

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Outside Director Board Skills Matrix (upon approval of the 58th GSM)

- **The Board Skills Matrix (BSM) has been designed and put in place with the goal to enhance the diversity and expertise of the Board members.**
  - The competency indicators are classified into commonly shared "General Management" aspects and "Industry Specific" expertise, with industry experience and technical capabilities further specific

Board Skills Matrix of Outside Directors

- General Management Skills : ESG·Sustainable Management, Leadership, Risk Management
- Industry Specific Skills: Industry Experience, Technology, Digital and Innovation, Finance and Accounting, Law and Public Policy, Global Biz, Business Development and M&A

Category			YOO, Young Sook	KWON, Tae-Kyun	YOO, Jin Nyoung	SOHN, Sung Kyu	PARK, Sung Wook	KIM, Joon Gi (Re-appointment)	KIM, Joo Youn (New Appointment)
Skills	General Management	ESG/Sustainable Management	●	●	●	●	●	●	●
		Leadership	●	●	●	●	●	●	●
		Risk Management	●	●	●	●	●	●	●
	Industry Specific	Industry Experience	-	-	●	-	●	-	●
		Technology, Digital and Innovation	●	-	●	-	●	-	-
		Finance and Accounting	-	●	-	●	●	●	●
		Law and Public Policy	●	●	●	-	-	●	-
		Global Biz	-	●	●	-	●	●	●
		Business Development/ M&A	-	-	●	-	●	-	-
General Overview		Gender	F	M	M	M	M	M	F
		Current Affiliation	Honorary Chair of the Board, Climate Change Center	Outside Director, Kumho Petrochemical	CEO, ANGEL 6+	Professor Emeritus of Business Administration, Yonsei University	-	Professor of Law, Yonsei University Law School	Outside Director, SK Innovation
		Professional Experience	Vice President, Korea Institute of Science and Technology (KIST) Minister of Environment	Head of Free Economic Zone Plannning, Ministry of Finance and Economy Ambassador to the UAE	CTO/President, LG Chem Member, Presidential Advisory Council on Science and Technology	Outside Director, Samsung Asset Management President of the Korean Accounting Association	Chair, Korea Semiconductor Industry Association CEO/President-Vice Chairman, SK Hynix	World bank, Arbitrator The first Executive Director at Hills Governance Center, CSIS Attorney, Foley & Lardner	Vice Chair, P&G Korea/Japan Vice President, P&G Gillette Asia

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Outside Director Appointment Process

- **To ensure independence and transparency of the Outside Director (OD) appointment process, in 2004, the Director Candidate Recommendation Committee (DCRC) resolved to launch the Outside Director Recommendation Advisory Panel. The Panel provides the Committee with a shortlist of candidates (5 per position). The Committee then assess the qualifications of the candidates and recommends the finalists to the General Shareholders Meeting (GSM). The GSM votes on the appointment of the new Directors.**
  - The DCRC is exclusively composed of outside directors to ensure procedural independence.
  - The Advisory Panel consists of five reputable senior leaders in business, finance, academia and law.
- **To ease eligibility requirements and strengthen shareholder participation in the recommendation process, the Company has expanded the qualification for shareholders to recommend preliminary candidates for outside director positions from shareholders holding 0.5% or more of shares to those holding 0.1% or more. This provides responsible shareholders with fair opportunities and, through enhanced communication with shareholders, improves the effectiveness of the shareholder recommendation system as well as the transparency and openness of corporate governance.**
  - POSCO HOLDINGS distributes official letters addressed by the DCRC Chair to shareholders who hold 0.1% or more in shares of POSCO HOLDINGS as of June-end of each year and posts a notice online for candidate recommendation. The letter and the notice invites the shareholder to nominate one preliminary OD candidate.
  - For the March 2026 GSM, official letters were sent on August 4, 2025, and call for candidate recommendation was open from August 18 to August 31, 2025.

    ※ From 2018 to 2023, shareholders were required to hold 0.5% or more in equity ownership to recommend candidates. This requirement was changed to 0.1% in 2024 to expand shareholder participation.
- **To assess individual contribution of each Director, an OD evaluation policy has been introduced. By developing a guide on how to use the evaluation results, a mechanism is in place to validate and filter participation level.**
  - OD reappointment decisions are made based on the assessment of individual contribution during the term.

Outside Director (OD) Candidate Appointment Process (Aug.12, 2025 ~ Mar.24, 2026)

Aug. 12, 2025	Sep. 11 ~ Oct.16	Oct.28 ~ Nov.5	Feb. 19, 2026	Mar.24
Approved 'OD Candidate Recommendation Advisory Panel'	Panel recommended 5 candidates per position	Assessment of OD Candidates	Recommendation of OD Candidates	Appointment of Outside Directors
(DCRC)*	(OD Recommendation Advisory Panel)	(DCRC)*	(DCRC)*	(GSM)

※ Call for shareholder recommendation: Aug. 18, 2025 ~ Aug. 31, 2025

* DCRC: Director Candidate Recommendation Committee

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2. Agenda Description (7) – Director Compensation Limit Item 7 : Director Remuneration Limit

Item 7 : Director Remuneration Limit ◾ A Director’s compensation is comprised of the base salary and performance bonus. Funded by a defined budget approved by the GSM, the final compensation is determined based on standards prescribed by the Board and in consideration of the position and assigned role. ◾ The final performance bonus is determined by the Evaluation and Compensation Committee, exclusively composed of outside directors, that meets annually to evaluate management performance. - Assessment Standard (2025) : * Quantative assessment based on consolidated financial performance is 60% (OP 15%, Revenue 10%, Operating cash flow 5%, R&D expense 5%, New growth business revenue 5%, ROA 5%, Stock price variance 15%) * Qualitative assessment of effort made to enhance long-term competitiveness is 40% (ESG 10%, Business 15%, Investment/Technology 10%, Talent 5%) ◾ Total director remuneration administered as of 2025 is KRW5.9 billion and director remuneration limit for 2025 remains unchanged at KRW 10.0 billion. - Compared to 2025, the number of directors in 2026 will increase by one outside director and one other non-executive director; however, as both positions are non-standing roles, the impact on total director remuneration is not expected to be significant. Category 2025 2026 Number of Directors (Outside Directors)  10 (6)  12 (7) Upper Limit of Total Director Remuneration  KRW 10.0 billion  KRW 10.0 billion Total Remuneration Administered  KRW 5.9 billion  - 28